

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 31, 2016

<u>Via E-mail</u>
Steven A. Granda
Chief Financial Officer
American Gilsonite Company
16200 Park Row Drive, Suite 250
Houston, TX 77084

      Re: American Gilsonite Company
              Application for Qualification of Indenture on Form T-3
              Filed October 20, 2016
              File No. 022-29028

Dear Mr. Granda:

      This is to advise you that we have not reviewed and will not review your application for qualification of the trust indenture.

      Please refer to Section 307 of the Trust Indenture Act of 1939 and the rules thereunder regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jonathan Burr at (202) 551-5833 with any questions.

                              Sincerely,

                              /s/ David Link for

                              John Reynolds
                              Assistant Director
                              Office of Beverages, Apparel,
                              and Mining

cc: Todd Chandler
        Weil, Gotshal & Manges LLP